Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

NEWS RELEASE

CONTACTS:

Actavis:

Investors:

Lisa DeFrancesco

(862) 261-7152

Media:

Charlie Mayr

(862) 261-8030

David Belian

(862) 261-8141

Forest:

Investors:

Frank J. Murdolo

(212) 224-6714

Media:

Amanda Kaufman

(646) 231-7316

Actavis and Forest Laboratories Announce Appointment of C. David Nicholson, PhD to lead Actavis Global Brands Research and Development

- Will join Actavis as Senior Vice President, Global Brands R&D

Following close of the acquisition of Forest –

- Proven Development Track Record in Key Therapeutic Categories including Women’s Health, Psychiatric and Cardiovascular –

- Expertise in Development of Biologic Medicines –

DUBLIN, IRELAND and NEW YORK, NY – June 23, 2014 – Actavis plc (NYSE: ACT) and Forest Laboratories, Inc. (NYSE:FRX) today announced that C. David Nicholson, PhD will be appointed Senior Vice President, Actavis Global Brands R&D following the close of Actavis’ planned acquisition of Forest. In this role, Dr. Nicholson will lead the global teams focused on developing Actavis’ significantly expanded branded R&D portfolio, as well as defining long-term product development strategies and collaborations. Dr. Nicholson will join Actavis effective August 4, 2014 and will report to Robert Stewart, who will become the Chief Operating Officer of Actavis following the close.

“David is a seasoned R&D leader who has transformed organizations into drug development powerhouses,” said Brent Saunders, Chief Executive Officer and President at Forest Laboratories. “He brings an exceptional track record spanning more than 30 years in the industry to this critical brand product development position within the new Actavis. His expertise in the development of a diverse portfolio of products including treatments in women’s health, psychiatry, cardiovascular, anesthesiology and immunology, matches exceptionally well with our current portfolio, as well as our therapeutic category focus. He also brings expertise in the development of biological products to our organization. David is the ideal leader for our development-focused branded R&D organization, and we look forward to his contributions in maximizing the value of our existing pipeline, while continuing to expand our development portfolio in key therapeutic areas.”

“The ability to recruit such an exceptionally talented executive to our combined company demonstrates the breadth and strength of our development portfolio and scientific capacity, and a commitment to our development-focused approach for creating innovative branded pharmaceuticals,” said Paul Bisaro, Chairman and Chief Executive Officer of Actavis. “David’s experience working in the U.S., UK, Germany and the Netherlands, as well as leading a team of 2,400 colleagues in sites around the world also gives him a unique understanding of the global clinical and regulatory environment that will help us develop specialty pharmaceuticals not only for the U.S., but also for the expanded global commercial footprint of our combined company. His background will be critical in advancing our near- and mid-term pipeline, including new exclusive product opportunities, as well as defining a robust portfolio of next-generation products.”

Prior to his current role as Chief Technology Officer, Executive Vice President R&D of Bayer Crop Sciences, Dr. Nicholson was the head of R&D at Organon before its acquisition by Schering-Plough. While at Organon, his teams developed an impressive array of specialty pharmaceutical products including Saphris and Remeron in CNS; NuvaRing, Implanon, Elonva and NOMAC/E2 in Women’s Health; Bridion and Zemuron in anesthesia; and Arixtra in cardiovascular. Dr. Nicholson’s teams also had a pioneering role in the discovery of MK-3475, an immuno-oncology PD1 inhibitor project that is now in phase 3 trials at Merck.

At Bayer Crop Sciences, Dr. Nicholson leads a team of approximately 4,000 scientists globally in the development of next-generation agrochemicals and seeds. Dr. Nicholson also served as the Senior Vice President, Licensing and Knowledge Management at Merck and Senior Vice President, Global Project Management and Drug Safety at Schering-Plough. He began his career at Beecham-Wulfing in Germany.

Dr. Nicholson serves on the Board of Directors of Actinium and Transparency. He earned a PhD in Pharmacology from University of Wales and a BSc in Pharmacology from Manchester University.

About Actavis

Actavis plc (NYSE: ACT) is a global, integrated specialty pharmaceutical company focused on developing, manufacturing and distributing generic, brand and biosimilar products. Actavis has global headquarters in Dublin, Ireland and U.S. administrative headquarters in Parsippany, New Jersey, USA.

Actavis develops and manufactures generic, brand, branded generic, legacy brands and Over-the-Counter (OTC) pharmaceutical products and has commercial operations in approximately 60 countries. The Company’s North American branded pharmaceuticals business is focused principally in the Women’s Health, Urology, Gastroenterology and Dermatology therapeutic categories with a strong pipeline of products in various stages of development. Actavis also has a portfolio of five biosimilar products in development in Women’s Health and Oncology. Actavis Global Operations has more than 30 manufacturing and distribution facilities around the world, and includes Anda, Inc., a U.S. pharmaceutical product distributor.

For press release and other company information, visit Actavis’ Web site at http://www.actavis.com.

About Forest

Forest Laboratories (NYSE:FRX) is a leading, fully integrated, specialty pharmaceutical company largely focused on the United States market. Forest markets a portfolio of branded drug products and develops new medicines to treat patients suffering from diseases principally in five therapeutic areas: central nervous system, cardiovascular, gastrointestinal, respiratory, and anti-infective. Forest’s strategy of acquiring product rights for development and commercialization through licensing, collaborative partnerships and targeted mergers and acquisitions allows Forest to take advantage of attractive late-stage development and commercial opportunities, thereby managing the risks inherent in drug development. In January 2014, Forest acquired Aptalis Pharmaceuticals for $2.9 billion in cash in order to gain access to its GI and Cystic Fibrosis products, including treatments for Ulcerative Proctitis, Duodenal Ulcers, H. Pylori, Anal Fissures, and Pancreatic Insufficiency. In February 2014, Forest and Actavis plc announced an agreement where Forest would be acquired for about $25 billion in cash and stock. The acquisition of Forest by Actavis is contingent upon regulatory approvals and other customary closing conditions.

Forest is headquartered in New York, NY. To learn more, visit www.frx.com.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013, Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and Current Report on form 8-K filed on May 20, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Forest Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.